Exhibit 99.6

Sprott Physical Gold and Silver Trust

Annual Report
December 31, 2020

Annual Management Report of Fund Performance	3

Annual Financial Statements	8

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. A copy of the financial statements has been included within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Gold and Silver Trust	December 31, 2020

Annual Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) and the Toronto Stock Exchange (“TSX”) under the ticker symbols “CEF” and “CEF.U”, respectively.

Risks

There have been no changes to the Trust over the financial period that materially affected the risk level of the Trust.

The changing economic and market climate as a result of COVID-19 has led to the Trust implementing its business continuity plan. Our portfolio managers and enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets as we progress into 2021.

Results of Operations

For the year ended December 31, 2020, the Trust issued 26,901,734 units for gross proceeds of $459 million, 20,335 units were redeemed for cash at a total cost of $347 thousand, and no units were redeemed for gold and silver bullion. Comparatively, for the same period in 2019, the Trust issued no additional units, 92,380 units were redeemed for cash at a total cost of $1.1 million and 20,411,096 units were redeemed for gold and silver bullion.

For the year ended December 31, 2020, the total change in unrealized gains on physical gold bullion amounted to $500.4 million and the total change in unrealized gains on physical silver bullion amounted to $525.8 million, compared to the total change in unrealized gains on physical gold bullion of $306.6 million and the total change in unrealized gains on physical silver bullion of $148.9 million during the same period in 2019.  The realized gains on physical gold bullion amounted to  approximately $759 thousand, and there was no realized gain on physical silver bullion.  Comparatively, for the same period in 2019, there was realized losses on physical gold and silver bullion of  $3.7 million and $12.7 million, respectively.

The value of the net assets of the Trust as at December 31, 2020 was $4,423.3 million or $19.95 per unit, compared to $2,959.8 million or $15.19 per unit as at December 31, 2019. The Trust held 1,489,400 ounces of physical gold bullion and  60,395,784 ounces of physical silver bullion as at December 31, 2020, compared to 1,274,000 ounces of physical gold bullion and 57,509,964 of physical silver bullion as at December 31, 2019. As at December 31, 2020, the spot price of physical gold bullion was $1,898.36 and the spot price of physical silver bullion was $26.40 an ounce, compared to a spot price for physical gold bullion of $1,517.27 and a spot price of physical silver bullion of $17.85 an ounce as at December 31, 2019.

Sprott Physical Gold and Silver Trust	December 31, 2020

The Trust returned 31.3% compared to the return on spot gold and silver of 25.1% and 47.9% respectively for the period January 1, 2020 to December 31, 2020. Comparatively, for the same period in 2019, the Trust returned 16.5% compared to the return on spot gold and silver of 18.3% and 15.2% respectively.

The Trust’s net asset value per unit on December 31, 2020 was $19.95 compared to $15.19 per unit as at December 31, 2019. The units of the Trust closed at at $19.35 on the NYSE Arca and $19.20 on the TSX on December 31, 2020 compared to closing prices of $14.66 on the NYSE Arca and $14.69 on the TSX on December 31, 2019. The units are denominated in U.S. dollars on both exchanges. For the period January 1, 2020 to December 31, 2020, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 2.1%, compared to approximately 3.6% for the same period in 2019.

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold and silver bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the year ended December 31, 2020 amounted to $2.91 million (not including applicable Canadian taxes) compared to $3.21 million for the same period in 2019. Operating expenses for the year ended December 31, 2020 amounted to 0.08% of the average net assets during the period on an annualized basis, compared to 0.12% for the same period in 2019.

Recent Developments

On March 1, 2019, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. On January 29, 2020, an amendment was made in which Virtu Americas LLC became an additional agent to the sales agreement. On October 21, 2020, the sales agreement was amended and restated to include Virtu ITG Canada Corp. as an additional party and to permit sales of trust units through an ATM Program in transactions on the TSX. During the year ended December 31, 2020, the Trust sold 26,901,734 units through the ATM Program, compared to (Nil) for the same period in 2019.

There were no changes to the Manager of the Trust, nor were there any material changes to the investment philosophy or process.

Related Party Transactions

There were no transactions between the Trust and its related parties during the reporting period, except as outlined below:

Management Fees

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2020, the Trust incurred management fees of $14.8 million (not including applicable Canadian taxes) compared to $11.0 million for the same period in 2019.

_______________________________________

1 Amounts are adjusted to exclude redemption fees and sales taxes

Sprott Physical Gold and Silver Trust	December 31, 2020

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the past three years. All dollar amounts are expressed in U.S. dollars.

Net assets per unit1

	December 31,	December 31,	December 31,
	2020	2019	2018³
	$	$	$
Net assets per unit, beginning of year	15.19	13.03	10.00
Increase from acquisition of CFCL	–	–	4.03
Increase from operations[2]:
Total revenue	–	–	–
Total expenses	(0.09)	(0.10)	(0.10)
Realized gains (losses) for the year	0.00	(0.08)	(0.17)
Unrealized gains (losses) for the year	4.90	2.32	(0.84)
Total increase (decrease) from operations	4.81	2.14	(1.11)
Net assets per unit, end of year	19.95	15.19	13.03

1	This information is derived from the Trust’s financial statements.
2

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

3	The December 31, 2018 information is for the period January 16, 2018 (inception) to December 31, 2018.

Ratios and Supplemental Data

	December 31,	December 31,	December 31,
	2020	2019	2018 [5]
Total net asset value (000’s)[1]	$4,423,279	$2,959,783	$2,806,717
Number of Units outstanding[1]	221,708,699	194,827,300	215,330,776
Management expense ratio[2]	0.51%	0.53%	0.62%
Trading expense ratio[3]	Nil	Nil	Nil
Portfolio turnover rate[4]	0.14%	1.67%	0.02%
Net asset value per Unit	$19.95	$15.19	$13.03
Closing market price – NYSE Arca	$19.35	$14.66	$12.54
Closing market price – TSX	$19.20	$14.69	$12.53

1	This information is provided as at the date shown, as applicable.
2	Management expense ratio (“MER”) is based on total annual expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as a percentages of daily average net asset value during the period (only disclosed annually).
3	The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.
4	The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.
5	The December 31, 2018 information is for the period January 16, 2018 (inception) to December 31, 2018.

Sprott Physical Gold and Silver Trust	December 31, 2020

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

* The December 31, 2018 information is for the period January 16, 2018 (inceptions) to December 31, 2018.

Annual Compound Returns

The following tables presents the Trust’s annual compound return since inception and for the periods shown ended December 31, 2020 along with a comparable market index. The table is used only to illustrate the effects of the compound growth rate and is not intended to reflect future values of the Trust or future returns on investments in the Trust.

	1 Year	3 Year	5 Year	10 Year	Since Inception*
Sprott Physical Gold and Silver Trust	31.33%	N/A	N/A	N/A	12.76%
Sprott Physical Gold and Silver Trust - Market	31.99%	N/A	N/A	N/A	12.42%
Spot Gold	25.12%	N/A	N/A	N/A	12.48%
Spot Silver	47.89%	N/A	N/A	N/A	15.24%

*For the period January 16, 2018 (inception) to December 31, 2020.

Sprott Physical Gold and Silver Trust	December 31, 2020

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at December 31, 2020 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
	% of		% of
	Net Asset		Net Asset
Asset Class	Value	Position	Value
Gold	63.9	Physical gold bullion	63.9
Silver	36.0	Physical silver bullion	36.0
Cash	0.1	Cash	0.1
Other Assets, Less Liabilities	–	Total	100.0

Total Net Asset Value (000s)	$ 4,423,280

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Annual Financial Statements

December 31, 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold and Silver Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2020 using the framework found in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2020 in addition to auditing the Trust’s Financial Statements as of the same period. Their reports, which expressed unqualified opinions, can be found on pages 9 to 12 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Kevin Hibbert

Director

March 22, 2021

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sprott Physical Gold and Silver Trust (the Trust) as of December 31, 2020 and 2019, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2020 and December 31, 2019 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years ended December 31, 2020 and December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2021 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Manager and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Evaluation of the existence of physical bullion

As discussed in Note 6 to the financial statements, the fair value of physical gold and silver bullion held by the Trust was $4,422,005 thousand as at December 31, 2020. The physical bullion was held by a third-party custodian (the custodian) as at December 31, 2020.

We identified the evaluation of the existence of physical bullion as a critical audit matter. Given the nature and volume of gold and silver holdings, subjective auditor judgment was required to evaluate the extent and nature of evidence obtained to assess the existence of gold and silver held by the custodian.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Trust’s physical bullion process, including controls over (1) physical bullion trade approvals, (2) periodic reconciliation of physical bullion performed by Sprott Asset Management LP (the “Manager”) between the Trust’s and the custodian’s records, and (3) annual physical bullion count.  We obtained a confirmation directly from the custodian of physical bullion existence as at December 31, 2020 and compared the total ounces in the confirmation to those recorded by the Trust.  We inspected the physical bullion reconciliation performed by the Manager as at December 31, 2020 and compared the total ounces to both the Trust’s and the custodian’s records.  We tested a sample of physical bullion transactions during the year by inspecting approvals and comparing to underlying documentation. We attended and observed the annual physical count of the Trust’s physical gold and silver bullion performed at the custodian’s locations by the Manager. We obtained the physical bullion count result of the Manager and reconciled it to the Trust’s records. We performed a physical count for all the physical bullion and an examination of a selection of bullion for Good Delivery Bars as defined by the London Bullion Market Association (“LBMA”).  We also tested the Trust’s roll forward of physical bullion holdings from November 20, 2020 (gold) and November 3, 2020 (silver) (the date of the Trust’s most recent physical inspection performed at the custodian’s locations by the Manager) through December 31, 2020 by (1) agreeing the Trust’s records of bullion holdings as of the last physical inspection date to the custodian’s records, (2) agreeing bullion holdings transactions to order confirmations and trade tickets, and (3) comparing the Trust’s expected holdings to the confirmation obtained directly from the custodian of the Trust’s bullion holdings at December 31, 2020.

Chartered Professional Accountants, Licensed Public Accountants.

We have served as the Trust’s auditor since 2017.

Toronto, Canada

March 22, 2021

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent

member firms affiliated with KPMG International Limited, a

private English company limited by guarantee. All rights reserved.

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Physical Gold and Silver Trust’s (the Trust) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of financial position of the Trust as of December 31, 2020 and 2019, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2020 and December 31, 2019, and the related notes (collectively, the financial statements), and our report dated March 22, 2021 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Information. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants.

Toronto, Canada

March 22, 2021

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent

member firms affiliated with KPMG International Limited, a

private English company limited by guarantee. All rights reserved.

Sprott Physical Gold and Silver Trust

Statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the	For the
	year ended	year ended
	December 31, 2020	December 31, 2019
	$	$
Income
Net realized gains (losses) on redemptions and sale of gold and silver bullion	759	(16,398)
Change in unrealized gains (losses) on gold and silver bullion	1,026,156	455,536
	1,026,915	439,138

Expenses
Management fees (note 8)	14,766	11,015
Bullion storage fees	1,686	7,285
Sales tax	1,311	370
Legal fees	321	96
Unitholder reporting costs	162	218
Listing and regulatory filing fees	165	340
Administrative fees	262	187
Audit fees	176	134
Independent Review Committee fees	12	11
Custodial fees	5	11
Trustee fees	5	4
Net foreign exchange gains (losses)	1	(1)
	18,872	19,670

Net income (loss) and comprehensive income (loss)	1,008,043	419,468
Weighted average number of Units	209,428,881	196,664,619

Increase (decrease) in total equity from operations per Unit	4.81	2.13

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of financial position

(in thousands of U.S. dollars)

	As at	As at
	December 31, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	1,400	1,253
Gold bullion	2,827,417	1,933,002
Silver bullion	1,594,588	1,026,685
Total assets	4,423,405	2,960,940

Liabilities
Current liabilities
Accounts payable	125	1,157
Total liabilities	125	1,157

Equity
Unitholders’ capital	3,191,809	2,733,097
Unit premiums and reserves	80	62
Retained earnings (deficit)	1,234,584	226,624
Underwriting commissions and issue expenses	(3,193)	–
Total equity (note 7)	4,423,280	2,959,783

Total liabilities and equity	4,423,405	2,960,940

Total equity per Unit	19.95	15.19

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Gold and Silver Trust

Statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)

For the year ended December 31, 2020 and the year ended December 31, 2019

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2019	215,330,776	3,020,726	(214,011)	–	2	2,806,717
Proceeds from issuance of Units (note 7)	–	–	–	–	–	–
Cost of redemption of Units (note 7)	(20,503,476)	(287,629)	21,167	–	60	(266,402)
Net income and comprehensive income for the year	–	–	419,468	–	–	419,468
Underwriting commissions and issue expenses	–	–	–	–	–	–
Balance as at December 31, 2019	194,827,300	2,733,097	226,624	–	62	2,959,783
Balance as at January 1, 2020	194,827,300	2,733,097	226,624	–	62	2,959,783
Proceeds from issuance of Units (note 7)	26,901,734	458,997	–	–	–	458,997
Cost of redemption of Units (note 7)	(20,335)	(285)	(83)	–	18	(350)
Net income and comprehensive income for the year	–	–	1,008,043	–	–	1,008,043
Underwriting commissions and issue expenses	–	–	–	(3,193)	–	(3,193)
Balance as at December 31, 2020	221,708,699	3,191,809	1,234,584	(3,193)	80	4,423,280

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of cash flows

(in thousands of U.S. dollars)

	For the year ended	For the year ended
	December 31, 2020	December 31, 2019
	$	$
Cash flows from operating activities
Net income (loss) for the year	1,008,043	419,468
Adjustments to reconcile net income (loss) for the year to net cash from operating activities
Net realized (gains) losses on redemptions and sales of gold and silver bullion	(759)	16,398
Change in unrealized (gains) losses on gold and silver bullion	(1,026,156)	(455,536)
Net changes in operating assets and liabilities
Increase (decrease) in accounts payable	(1,032)	(358)
Net cash provided by (used in) operating activities	(19,904)	(20,028)

Cash flows from investing activities
Purchases of gold and silver bullion	(440,262)	–
Sales of gold and silver bullion	5,043	23,265
Net cash provided by (used in) investing activities	(435,219)	23,265

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	458,997	–
Payments on redemption of Units (note 7)	(534)	(2,163)
Underwriting commissions and issue expenses	(3,193)	–
Net cash provided by (used in) financing activities	455,270	(2,163)

Net increase (decrease) in cash during the year	147	1,074
Cash at beginning of the year	1,253	179
Cash at end of the year	1,400	1,253

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information December 31, 2020

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold and silver prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the years ended December 31, 2020 and 2019 is presented as follows:

	December 31, 2020	December 31, 2019
(in thousands of U.S. dollars)	$	$
Balance at beginning of year	2,959,687	2,808,052
Purchases	440,262	–
Sales	(5,043)	(23,265)
Redemptions for physical bullion	184	(264,238)
Realized gains (losses) on sales and redemptions for physical bullion	759	(16,398)
Change in unrealized gains (losses)	1,026,156	455,536
Balance at end of year	4,422,005	2,959,687

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

The cost as at December 31, 2020 and 2019 for physical gold bullion was $2,100,112 and $1,706,026, respectively.  The cost as at December 31, 2020 and 2019 for physical silver bullion was $1,036,069 and $993,993, respectively.

Market Risk

a) Other Price Risk

If the market value of gold and silver increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $44.2 million (December 31, 2019: $29.6 million); conversely, if the value of gold and silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at December 31, 2020, approximately $82 (December 31, 2019: $184) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information December 31, 2020

Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion, whose value constitutes 63.9% and 36.0% respectively of total equity as at December 31, 2020 (65.3% and 34.7% respectively as at December 31, 2019).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable during the year ended December 31, 2020 and 2019. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2020, the Trust had capital losses available for tax purposes of $Nil. (2019: $Nil)

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Other Risk

The changing economic and market climate as a result of COVID-19 has led to the Trust implementing its business continuity plan. Our portfolio managers, enterprise shared services teams and key outsource service providers are fully operational. The exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2020

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows.

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The financial statements of each of the Trusts are as at and for the year ended December 31, 2020. These financial statements were authorized for issue by the Manager on March 22, 2021.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2020

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2020

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1	Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;
Level 2	Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
Level 3	Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however,

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2020

are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since it’s primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2020

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

●	To invest and hold substantially all of the Trust’s assets in physical bullion; and
●	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold and Silver Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5